Exhibit 19.1

Insider Trading Policy	Effective:	June 1, 2009
	Supersedes:	Yearly Memorandum
	Page:	1 of 7
	Approved By:	Management
	Date Last Reviewed:	February 6, 2025

I.	PURPOSE

Intevac, Inc. (together with any subsidiaries, collectively, the “Company”) has adopted this Insider Trading Policy (the “Policy”) to provide guidelines to directors, officers, employees, consultants and other related individuals of the Company with respect to transactions in the Company’s securities and to ensure compliance with all applicable Federal and State securities laws that govern trading in securities and to help the Company minimize its own legal and reputational risk.

Insider trading is illegal and a violation of this Policy. In addition to your own liability for insider trading, the Company, as well as individual directors, officers and other supervisory personnel, could face liability. Even the appearance of insider trading can lead to government investigations or lawsuits that are time-consuming, expensive and can lead to criminal and civil liability, including damages and fines, imprisonment and bars on serving as an officer or director of a public company, not to mention irreparable damage to both your and the Company’s reputation.

For purposes of this Policy, the Company’s Chief Financial Officer serves as the Insider Trading Compliance Officer. The Insider Trading Compliance Officer may designate others, from time to time, to assist with the execution of his or her duties under this Policy.

II.	SCOPE

This Policy applies to all transactions, direct or indirect and including gift dispositions, in the Company’s securities, including common stock, options for common stock, securities convertible into common stock including restricted stock units, and any other securities the Company may issue from time to time, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. It also applies to transactions in other company’s securities for which you possess Material Nonpublic Information (as defined below). It applies to all officers of the Company, all members of the Company’s Board of Directors, and all employees of, and consultants and contractors to, the Company. This group of people, members of their immediate families and members of their households are sometimes referred to in this Policy as “Insiders.” This Policy also applies to any person who receives Material Nonpublic Information from any Insider.

Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known. There are no exceptions from insider trading laws or this Policy based on the size of the transaction or the type of consideration received.

III.	POLICY

It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the work-place and the misuse of Material Nonpublic Information in securities trading. It is illegal for anyone to trade in securities on the basis of Material Nonpublic Information.

A.	SPECIFIC POLICIES

1.

Trading on Material Nonpublic Information. No director, officer or employee of, or consultant or contractor to, the Company, and no member of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she first receives Material Nonpublic Information concerning the Company and ending at the close of business on the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. As used herein, the term “Trading Day” shall mean a day on which national stock exchanges and the Nasdaq National Market are open for trading.

2.

Tipping. No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such other person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

3.	Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company, and the unauthorized disclosure of such information is forbidden.

4.

Prohibition Against Margining of Company Securities. No director or officer of the Company shall margin, or make any offer to margin, any of the Company’s securities as collateral to purchase the Company’s securities or the securities of any other issuer. Notwithstanding the previous sentence, this paragraph is not meant to, and shall not be construed as to, affect the ability of any director or officer of the Company to use his or her Company securities as collateral to securitize a bona fide loan.

5.

Prohibition Against Short Sales. No director, officer or other employee of the Company shall engage in short sales (meaning the sale of a security that must be borrowed to make delivery) or “sell short against the box” (meaning the sale of a security with a delayed delivery) if such sales involve the Company’s securities.

6.

Prohibition Against Derivative Securities and Hedging Transactions Short Sales. No director, officer or other employee of the Company shall, directly or indirectly, (a) trade in publicly-traded options, such as puts and calls, and other derivative securities with respect to the Company’s securities (other than share options, restricted share units and other compensatory awards issued to you by the Company) or (b) purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company equity securities either (i) granted to you by the Company as part of your compensation or (ii) held, directly or indirectly, by you.

7.

Prohibition Against Internet Disclosure. It is inappropriate for any unauthorized person to disclose Company information on the internet, including specifically in forums (chat rooms or message boards) where companies and their prospects are discussed. Examples of these forums include, but are not limited to, Yahoo! Finance and Motley Fool. The postings in these forums are typically made by unsophisticated investors who are sometimes poorly informed, and generally are carelessly stated or, in some cases, malicious or manipulative and intended to benefit their own stock positions. Accordingly, no director, officer, employee, third party contractor or other party related to the Company may discuss the Company or Company related information in such a forum regardless of the situation. Despite any inaccuracies that may exist (and often there are many), postings in these forums can result in the disclosure of Material Nonpublic Information and may bring significant legal and financial risk to the Company and the persons involved and are therefore prohibited, without exception. Any posting that is made by an Insider, or information supplied by an Insider for someone else to post, will be treated as a violation of this Policy.

8.

Restricted Trading Window. The period beginning on the first business day of the third week in the last fiscal month of each quarter and ending two Trading Days following the date of public disclosure of the financial results for that quarter, is a particularly sensitive period of time for transactions in the Company’s stock from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that directors, officers and certain other employees will, during that period, often possess Material Nonpublic Information about the expected financial results for the quarter.

Accordingly, to ensure compliance with this Policy and applicable federal and state securities laws, the Company’s policy is that all directors, officers and employees or consultants having access to the Company’s internal financial statements or other Material Nonpublic Information refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during the period (the “Trading Window”) commencing on the third

Trading Day following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the end of the second week of the last fiscal month of each quarter. This Trading Window is mandatory for all directors, officers and employees or consultants having access to the Company’s internal financial statements or other Material Nonpublic Information. The prohibition against trading outside of the Trading Window also means that brokers cannot fulfill open orders on your behalf or on behalf of your immediate family members, persons with whom you share a household, persons who are your economic dependents or any entity whose transactions in securities you influence, direct or control, outside of the Trading Window, including “limit orders” to buy or sell stock at a specific price or better and “stop orders” to buy or sell stock once the price of the stock reaches a specified price.

From time to time, the Company may also recommend that directors, officers, selected employees and others suspend trading because of major developments known to the Company and not yet disclosed to the public. The Insider Trading Compliance Officer will notify you if you are subject to a special blackout period by providing to you a notice in writing or via email. If you are notified that you are subject to a special blackout period, you may not engage in any transaction involving the Company’s securities until the special blackout period has ended other than the transactions that are covered by the exceptions below. You also may not disclose to anyone else that the Company has imposed a special blackout period. To the extent applicable to you, special blackout periods also cover your immediate family members, persons with whom you share a household, persons who are your economic dependents and any entity whose transactions in securities you influence, direct or control.

Directors and officers may also be subject to trading blackouts pursuant to Regulation Blackout Trading Restriction (“Regulation BTR”) under U.S. federal securities laws. In general, Regulation BTR prohibits any director or officer from engaging in certain transactions involving the Company’s securities during periods when 401(k) plan participants are prevented from purchasing, selling or otherwise acquiring or transferring an interest in certain securities held in individual account plans. Any profits realized from a transaction that violates Regulation BTR are recoverable by the Company, regardless of the intentions of the director or officer effecting the transaction. In addition, individuals who engage in such transactions are subject to sanction by the SEC as well as potential criminal liability. The Company will notify directors and officers if they are subject to a blackout trading restriction under Regulation BTR. Failure to comply with an applicable trading blackout in accordance with Regulation BTR is a violation of law and this Policy.

It should be noted, however, that even during a Trading Window, a person may still possess Material Nonpublic Information concerning the Company and thus should not engage in any transaction in the Company’s securities until that information has been known publicly for at least two Trading Days, whether or not the Company has imposed a formal suspension of trading on that person. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

9.

Pre-Clearance of Trades Made by “Insiders”. The Company recommends that officers, directors and employees of the Company should refrain from trading in the Company’s securities, even during the Trading Window, without first contacting the Insider Trading Compliance Officer or Corporate Controller prior to commencing any trade in the Company’s securities. The Company may find it necessary, from time to time, to require compliance with the preclearance process from other employees, consultants and contractors other than those normally covered. The person requesting pre-clearance will be asked to certify that he or she is not in possession of Material Nonpublic Information about the Company. The Insider Trading Compliance Officer or Corporate Controller is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. The Insider Trading Compliance Officer and Corporate Controller shall submit their preclearance requests to each other for approval. Even after preclearance, a person may not trade the Company’s securities if they become subject to a blackout period or aware of material nonpublic information prior to the trade being executed.

10.

Section 16 Matters for Directors and Officers. Directors and officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended. The practical effect of these provisions is that officers and directors who purchase and sell the Company’s securities within a six-month period must disgorge all profits (or losses avoided) to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, neither the receipt of an option under the Company’s option plans, nor the exercise of that option, is deemed a purchase under Section 16; however, the sale of any shares received upon exercise of that option is a sale under Section 16. Moreover, no officer or director may ever make a short sale of the Company’s stock. The Company may from time to time provide separate memoranda and other appropriate materials to directors and officers regarding compliance with Section 16 and its related rules.

11.

Section 16 Reporting Requirements for Directors and Officers. Directors and Officers of the Company must notify the Corporate Controller of any purchases, sales, or stock option exercises within one business day. The SEC requires disclosure of all transactions within two business days.

12.

Approved Rule 10b5-1 Trading Plans. The restrictions on trading set forth in paragraphs 1 and 7 above do not apply to transactions made under a trading plan adopted pursuant to Securities and Exchange Commission (“SEC”) Rule 10b5-1(c) (17 C.F.R. § 240.10b5- 1(c)) (“Rule 10b5-1(c)”). These plans allow for individuals to enter into a prearranged trading plan as long as the plan is not established or modified during a blackout period or when the individual is otherwise in possession of material nonpublic information. To be approved by the Company and qualify for the exception to this Policy, any 10b5 1 trading plan adopted by a director, officer or employee must be submitted to the Insider Trading Compliance Officer for approval and comply with the requirements set forth in the Requirements for Trading Plans attached as Attachment B. If the Insider Trading Compliance Officer is the requester, then the Corporate Controller, or their delegate, must approve the written 10b5-1 trading plan.

B.	POTENTIAL CRIMINAL AND CIVIL LIABILITY AND/OR DISCIPLINARY ACTION

1.

Liability for Insider Trading. Insiders may be subject to monetary penalties and jail time for engaging in transactions in the Company’s securities at a time when they have knowledge of Material Nonpublic Information regarding the Company.

2.

Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.

3.	Disciplinary Actions. Employees of the Company who violate this Policy will be subject to disciplinary action up to and including termination.

C.	INDIVIDUAL RESPONSIBILITY

Every director, officer and employee has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has recommended a trading window to that Insider or any other Insiders of the Company. The guidelines set forth in this Policy are guidelines only, and appropriate judgment should be exercised in connection with any trade in the Company’s securities.

An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

D.	APPLICABILITY OF POLICY TO INSIDE INFORMATION REGARDING OTHER COMPANIES

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s customers, vendors or suppliers (“Business Partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company’s Business Partners. All employees should treat Material Nonpublic Information about the Company’s Business Partners with the same care required with respect to information related directly to the Company.

E.	DEFINITION OF MATERIAL NONPUBLIC INFORMATION

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities or would view as significantly altering the total mix of information available in the marketplace about the issuer of the securities.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include, but are not limited to:

•	Financial results, key metrics, financial condition, earnings pre-announcements, guidance, projections or forecasts, prior to public release

•	Restatements of financial results, or material impairments, write-offs or restructurings

•	Changes in independent auditors, or notification that the Company may no longer rely on an audit report

•	News of a pending or proposed acquisition

•	News of the acquisition or disposition of a subsidiary, product line or other assets

•	Impending bankruptcy or financial liquidity problems

•	Changes in dividend policy

•	Master production schedule changes of a significant nature

•	New product announcements of a significant nature

•	Gain or loss of a significant customer, supplier or related contract

•	Formation, termination or major change in a joint venture or other business partnership

•	Significant product defects or modifications

•	Significant pricing changes

•	Stock splits, dividends or recapitalizations

•	New equity or debt offerings

•	Significant litigation exposure due to actual or threatened litigation

•	Major changes in management at CEO staff level

•	Business plans or budgets

•	Creation of significant financial obligations or any significant default under or acceleration of any financial obligation

•	Data breaches or other cybersecurity events

•	Updates regarding any prior material disclosure that has materially changed

•	The existence of a special blackout period

Both positive and negative information may be material. Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available or generally known to the general public. Generally, in order for information to be considered public, it must be made generally available through media outlets or SEC filings. After the release of information, a reasonable period of time must elapse in order to provide the public an opportunity to absorb and evaluate the information provided. As a general rule, at least two Trading Days must pass after the dissemination of information before such information is considered public.

F.	CERTAIN EXCEPTIONS

For purposes of this Policy, the Company considers the exercise of stock options for cash under the Company’s stock option plans, the receipt and vesting of restricted stock units or other equity compensation awards from the Company (including any net share withholding or sell to cover transactions related thereto) or the purchase of shares under employee purchase plans (but not the sale of any such shares) to be exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

G.	PROTECTED ACTIVITY NOT PROHIBITED

Nothing in this Policy, or any related guidelines or other documents or information provided in connection with this Policy, shall in any way limit or prohibit you from engaging in any of the protected activities set forth in the Company’s Whistleblower Policy, as amended from time to time.

H.	REPORTING

If you believe someone is violating this Policy or otherwise using material nonpublic information that they learned through their position at the Company to trade securities, you should report it to the Insider Trading Compliance Officer, or if the Insider Trading Compliance Officer is implicated in your report, then you should report it in accordance with the Company’s Whistleblower Policy.

I.	INQUIRIES

Please direct your questions as to any of the matters discussed in this Policy to the Company’s Chief Financial Officer.

ATTACHMENT A

LIST OF INSIDERS

SEE COMPLIANCE OFFICER

ATTACHMENT B

REQUIREMENTS FOR TRADING PLANS

For transactions under a trading plan to be exempt from (A) the prohibitions in the Company’s Insider Trading Policy (the “Policy”) of Intevac, Inc. (together with any subsidiaries, collectively the “Company”) with respect to transactions made while aware of material nonpublic information and (B) the pre-clearance procedures and blackout periods established under the Policy, the trading plan must comply with the affirmative defense set forth in Exchange Act Rule 10b5-1 and must meet the following requirements (collectively, the “Trading Plan Requirements”):

1. The trading plan must be in writing and signed by the person adopting the trading plan.

2. The trading plan must be adopted at a time when:

a.	the person adopting the trading plan is not aware of any material nonpublic information; and

b.	there must be a Trading Window and no special or other trading blackout in effect with respect to the person adopting the plan.

3. The trading plan must be entered in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and the person adopting the trading plan must act in good faith with respect to the trading plan.

4. The trading plan must include representations that, on the date of adoption of the trading plan, the person adopting the trading plan:

a.	is not aware of material nonpublic information about the securities or the Company; and

b.	is adopting the trading plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

5. The person adopting the trading plan may not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the trading plan and must agree not to enter into any such transaction while the trading plan is in effect.

6. The first trade under the trading plan may not occur until the expiration of a cooling-off period consisting of the later of (a) 90 calendar days after the adoption of the trading plan and (b) two business days after the filing by the Company of its financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the trading plan was adopted (but, in any event, this required cooling-off period is subject to a maximum of 120 days after adoption of the trading plan).

7. The trading plan must have a minimum term of one year (starting from date of adoption of the trading plan).

8. No transactions may occur during the term of the trading plan (except for the “Exceptions to Trading Restrictions” identified in the Policy and bona fide gifts) except for those transactions specified in the trading plan. In addition, the person adopting the trading plan may not have an outstanding (and may not subsequently enter into any additional) trading plan except as permitted by Rule 10b5-1. For example, as contemplated by Rule 10b5-1, a person may adopt a new trading plan before the scheduled termination date of an existing trading plan, so long as the first scheduled trade under the new trading plan does not occur prior to the last scheduled trade(s) of the existing trading plan and otherwise complies with these guidelines. Termination of the existing trading plan prior to its scheduled termination date may impact the timing of the first trade or the availability of the affirmative defense for the new trading plan; therefore, persons adopting a new trading plan are advised to exercise caution and consult with the Insider Trading Compliance Officer prior to the early termination of an existing trading plan.

9. Any modification or change to the amount, price or timing of transactions under the trading plan is deemed the termination of the trading plan, and the adoption of a new trading plan (“Modification”). Therefore, a Modification must be submitted to the Compliance Officer for approval and is subject to the same conditions as a new trading plan as set forth in Sections 1 through 8 herein.

10. Within the one year preceding the adoption or a Modification of a trading plan, a person may not have otherwise adopted or made a Modification to a plan more than once.

11. A person may adopt a trading plan designed to cover a single trade only once in any consecutive 12-month period except as permitted by Rule 10b5-1.

12. If the person that adopted the trading plan terminates the plan prior to its stated duration, he or she may not trade in the Company’s securities until after the expiration of 30 calendar days following termination, and then only in accordance with the Policy.

13. The Company must be promptly notified of any termination of the trading plan, including any suspension of trading under the trading plan.

14. The Company must have authority to require the suspension of the plan if there are legal, regulatory or contractual restrictions applicable to the Company or the person that adopted the trading plan, or to require the cancellation of the trading plan at any time, subject to any reasonable broker notice requirements as may be set forth in the trading plan.

15. If the trading plan grants discretion to a stockbroker or other person with respect to the execution of trades under the trading plan:

a.	the person adopting the trading plan may not exercise any subsequent influence over how, when or whether to effect purchases or sales under the plan;

b.	the person adopting the trading plan may not confer with the person administering the trading plan regarding the Company or its securities; and

c.	the person administering the trading plan must provide prompt notice to the Company of the execution of a transaction pursuant to the plan.

16. All transactions under the trading plan must be in accordance with applicable law.

17. Any exceptions to the Trading Plan Requirements must be approved by the Insider Trading Compliance Officer or, in the case of directors and officers who are subject Section 16 of the Securities Exchange Act of 1934, by the Insider Trading Compliance Officer, in consultation with the Company’s board of directors or an independent committee of the board of directors.

18. The trading plan (including any Modification) must meet such other requirements as the Insider Trading Compliance Officer may determine.